Filed Pursuant To Rule 433

Registration No. 333-180974

September 12, 2013

Gold Market’s Focus On Fed Overshadows Other Central Bank Actions — State Street Global Advisors

Posted on Forbes.com

By Debbie Carlson of Kitco News

The gold market’s almost-singular focus on the September Federal Open Market Committee meeting and whether or not the Federal Reserve will taper its asset-purchase program overlooks what other central banks are doing with their monetary policy, said an exchange-traded fund executive with State Street STT 0% Global Advisors, home of the SPDR Gold Shares (NYSE:GLD).

The FOMC meets Sept. 17-18 and the market consensus is building on the likelihood the Fed will announce that it will reduce the $85 billion worth of U.S. Treasury and mortgage-backed securities it purchases each month by $10 billion to $15 billion. Several market watchers and gold analysts said how much or when the Fed starts to taper is less important than the sense the Fed wants to reel in its ultra-loose monetary policy, which has supported gold prices for several years.

The anticipation of this event has overshadowed most other fundamental factors including expansionary monetary policy by the Bank of Japan and the European Central Bank, said David Mazza, head of exchange-traded fund investment strategy for the Americas at State Street Global Advisors. SDPR Gold Shares, the world’s largest exchange-traded fund, falls under his purview.

“There’s been a ton of focus on what the Fed’s been doing. And they’re clearly important to the market. Not just the gold market, but every market. But, we may be just beginning to see real extraordinary monetary policy outside the U.S.,” he said in an interview with Kitco News.

Mazza pointed to the Bank of England’s new governor, Mark Carney, the former Bank of Canada governor, as someone “who is basically going to adopt a lot of the Fed’s policy.” He also said that the European Central Bank continues to have an accommodative monetary policy, even as there are signs the European Union’s economy is beginning to stabilize. The Bank of Japan is also pursuing an aggressively loose monetary policy to restart their stagnant economy, he added.

“It’s super important to focus on the Fed, but what it’s caused is for other investors to be a little short-sighted on what other central banks have to do,” he said.

The differing monetary policy between the Fed and other central banks could lead to a “push-pull relationship, where the Fed is very committed to tapering and using a lot of forward guidance. Short-term U.S. rates will stay down, (and here) inflation is subdued, but inflation could be rising in other countries pretty rapidly. In (parts of) the emerging markets, like India and Brazil, they’re struggling with that,” he said.

That suggests a role for gold, still, Mazza said.

In recent weeks, finance ministers in emerging-market countries have expressed some dismay at the Fed reducing its bond-buying purchases, known as quantitative easing, as that’s caused some market stress in the emerging markets.

The roiling of emerging market investments has raised some questions on whether or not consumers in these regions will be able to buy as much gold as they have in the past if their country’s economy is shaky. This uncertainty comes at a time when many of these countries are trying to shift from being an export-driven economy to one drive by domestic consumption.

Mazza said the spending power of the retail consumer is a concern for the gold market, but he said it’s likely to be more a short-term consideration than a long-term worry. The structural changes these countries must make to boost domestic consumption will result in volatility now; however, the push for continued development of the middle class will be beneficial for gold demand, he said.

It was emerging market demand, especially from China and India, that put a floor in gold’s price descent in April and June, as the physical demand from those areas mopped up the heavy outflows from ETFs like the GLD.

Holdings as of Monday in the GLD are 917.13 metric tons, far below the Jan. 2 high of 1,349.92 tons. Since August, holdings have fluctuated between 910 and 920 tons. Since making a near-term low of $1,182.60 in June, gold prices are now trading around $1,360 as of Tuesday and with the rebound, Mazza said they’re starting to get some nibbles of interest in the fund from institutional investors.

“Now that prices seem to have found a near-term bottom … the conversations we’re having with clients are more strategic in nature,” he said.

Since GLD mirrors gold’s price, the ETF has risen from a June low of $115.94 to about $131.87 as of Tuesday.

The investor with a longer-term horizon is showing more interest, Mazza added.

“Institutional investors who were on the sidelines, looking at the run up and thinking it was not an appropriate time to add gold, now feel the price is more reasonable, depending on their view of the world,” he said.

Mazza said in the later part of August, the GLD saw some “two-way” activity, meaning both inflows and outflows, rather than just the redemptions it saw earlier in the year.

“I thought that was healthy behavior, especially from an ETF perspective…. That’s fairly favorable from not just the near-term, but the longer-term picture,” he said.

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